EXHIBIT 4

SURVIVING PROVISIONS OF THE STANDSTILL AGREEMENT

AGREEMENT

This Agreement, dated September 5, 2019 (this "Agreement"), is by and between Luminus Management, LLC ("Luminus") and Valaris plc (the "Company").

1.       Mutual Obligations.

(a)       From the date of this Agreement until November 15, 2019 (as such period may be shortened or extended pursuant to Section 1(c), the "Standstill Period"), the Company shall not, and shall cause its controlled Affiliates not to, directly or indirectly:

(v)	except as otherwise set forth in this Section 1(a) or Section 1(b), take any action that would, or could reasonably be expected to, (A) restrict, limit or impair the Shareholder's ability to vote or otherwise exercise its rights in respect of the Company's securities, (B) dilute the Shareholder's interest in the Company or rights in respect of such Voting Securities

(vi)	take any action, whether through legal process or any other formal or informal means, to prevent or knowingly or materially hinder Shareholder's ability to acquire or dispose of the Company's equity securities, or amend, terminate, or establish new derivative positions representing an economic interest in the Company's performance in the capital markets;

(b)	From the date of this Agreement until the end of the Standstill Period (as such period may be shortened or extended pursuant to Section 1(c) of this Agreement), no member of Shareholder shall, and each member of Shareholder shall cause each Shareholder Affiliate not to, directly or indirectly:

(i)	engage in a "solicitation" of "proxies" (as such terms are defined under the Exchange Act), votes or written consents of shareholders or securityholders with respect to, or from the holders of, the securities of the Company (including, without limitation, Voting Securities and debt securities) or any securities convertible or exchangeable into or exercisable for any such securities (collectively, "securities of the Company") ( other than any Shareholder Affiliate), for any purpose, including, without limitation, the election or appointment of individuals to the Company's Board of Directors (the "Board") or to approve or vote in favor of or against shareholder proposals, resolutions or motions, or become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in any contested "solicitation" of proxies, votes or written consents for any purpose, including, without limitation, the election or appointment of directors with respect to the Company (as such terms are defined under the Exchange Act) ( other than a "solicitation" or acting as a "participant" in support of the nominees of the Board at any shareholder meeting or voting its shares at any such meeting in its sole discretion, or providing such encouragement, advice or influence that is consistent with either the Board's or Company management's recommendation in connection with such director nominees or other proposals, resolutions or motions, pursuant to a settlement between Shareholder and Company or otherwise);

(vii)	form, join or act in concert with any partnership, limited partnership, syndicate or other person or group, including a "group" as defined pursuant to Section 13(d) of the Exchange Act with respect to any securities of the Company, other than solely with Affiliates (that are not portfolio companies) of Shareholder with respect to the securities of the Company now or hereafter owned by them;

(c)	Unless earlier terminated by either the Company or the Shareholder as permitted by the second sentence of this Section 1(c), or if the Company and the Shareholder mutually agree in writing to extend the Termination Date (as defined below), the Standstill Period will terminate on November 15, 2019 (such date or earlier or later date on which the Standstill Period is terminated being hereinafter referred to as the "Termination Date"); provided, however, that the obligations of the Company set forth in Section 1(a)(vi) and subsections (A) and (B) of Section 1(a)(v), and the obligations of Shareholder set forth in Section 1(b)(i) and Section 1(b)(vii), shall survive for a period of fifteen (15) Business Days following the Termination Date; provided, further, that during such fifteen (15) Business Days following the Termination Date, Shareholder and its Affiliates may acquire Beneficial Ownership, and/or enter into any contract, agreement or understanding that in the future would give Shareholder and its Affiliates Beneficial Ownership, of up to its current economic exposure as noted in the third and fourth Whereas clauses above, except that the aggregate of the (x) Beneficial Ownership by Shareholder and its Affiliates of Ordinary Shares and (y) economic exposure of Shareholder and its Affiliates of Ordinary Shares may collectively not exceed twenty-percent (20%) of the Company's outstanding Ordinary Shares at any time during such fifteen (15) Business Day period following the Termination Date. At any time until the Termination Date, either party may terminate the Standstill Period by providing the other party written notice of at least ten (10) Business Days pursuant to the notice provisions in Section 9 of this Agreement.